EXHIBIT 99.2

NextSource Materials Inc.

Management’s Discussion and Analysis (MD&A)

For the three months ended September 30, 2022, and 2021

Expressed in US Dollars

1

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this document constitute forward-looking information within the meaning of applicable Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “goal,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur,” or “be achieved”.

Forward-looking information includes, but is not limited to, information with respect to certain expectations regarding obtaining necessary permits; construction timelines and costs; anticipated production volumes; anticipated operating costs and capital spending; supply, demand and pricing outlook in the graphite market; sources of funding for the Molo Graphite Mine and the Green Giant Vanadium Project; exploration drill results; metallurgical drill results; environmental assessment and rehabilitation costs and amounts of certain other commitments; and the Company’s business objectives and targeted milestones (and timing thereof).

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. Such factors include, among others; uncertainty due to the Covid-19 Pandemic; development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production; the Company’s development and exploration projects are in the African country of Madagascar and are subject to country political and regulatory risks; economic dependence on the Molo Graphite Mine; the Company has a significant shareholder; additional permits and licenses are necessary to begin operations of Phase 1 of the Molo Graphite additional permits and licenses are necessary to complete the development of Phase 2 of the Molo Graphite Mine; construction and start-up of new mines and industrial plants; fluctuations in the market price of graphite and other metals may adversely affect the value of the Company’s securities, revenue projections and the ability of the Company to develop Phase 2 of the Molo Graphite Mine and the ability to develop BAF plants; estimates of mineral resources and mineral reserves may not be realized; the Company may not have access to sufficient capital to develop Phase 2 of the Molo Graphite Mine and value-added processing facilities; the Company has a limited operating history and expects to incur operating losses for the foreseeable future; due to the speculative nature of mineral property exploration, there is substantial risk that the Company’s assets will not go into commercial production and the business will fail; mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations; because of the inherent dangers involved in mineral exploration, there is a risk that the Company may incur liability or damages as the Company conducts business; the Company has no insurance for environmental problems; should the Company lose the services of key executives, the Company’s financial condition and proposed expansion may be negatively impacted; because access to the Company’s properties may be restricted by inclement weather or proper infrastructure, its exploration programs are likely to experience delays; climate change and related regulatory responses may impact the Company’s business; compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for management; tax risks; because from time to time the Company holds a significant portion of cash reserves in Canadian dollars, the Company may experience losses due to foreign exchange translations; the Company’s business is subject to anti-corruption and anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licenses or permits and reputational harm; the Company is exposed to general economic conditions, which could have a material adverse impact on its business, operating results and financial condition; the market price for the Common Shares is particularly volatile given the Company’s status as a company with a small public float, limited operating history and lack of profits which could lead to wide fluctuations in the market price for the Common Shares; the Company does not intend to pay dividends in the foreseeable future; and the Company’s ability to meet other factors listed from time to time in the Company’s continuous disclosure documents, including but not limited to, the Annual Information Form (AIF).

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management and/or “qualified persons” (as such term is defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) made in light of their experience and their perception of trends, current conditions and expected developments, as well as other factors that management and/or qualified persons believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because the Company can give no assurance that such expectations will prove to be correct. In addition to the assumptions discussed herein the material assumptions upon which such forward-looking statements are based include, among others, that: the Company will be successful in its financing activities; the demand for graphite will develop as anticipated; graphite prices will remain at or attain levels that would make the Molo Graphite Mine economic; that any proposed operating and capital plans will not be disrupted by operational issues, title issues, loss of permits, environmental concerns, power supply, labour disturbances, financing requirements or adverse weather conditions; the Company will continue to have the ability to attract and retain skilled staff; and there are no material unanticipated variations in the cost of energy or supplies. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purposes of assisting investors in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes.

The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

This MD&A includes market, industry and economic data and projections obtained from various publicly available sources and other sources believed by the Company to be true. Although the Company believes these to be reliable, it has not independently verified the information from third party sources or analyzed or verified the underlying reports relied upon or referred to by the third parties or ascertained the underlying economic and other assumptions relied upon by the third parties. The Company believes the market, industry and economic data and projections are accurate and that the estimates and assumptions are reasonable, but there can be no assurance or guarantee as to their accuracy or completeness and the Company makes no representations as to the accuracy or completeness of such information

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) dated November 11, 2022 of NextSource Materials Inc. (“NextSource”, “we”,

“our” or “the Company”) should be read in conjunction with Company’s Condensed Interim Consolidated Financial Statements for the three months ended September 30, 2022 and 2021 that were prepared in accordance with International Financial Reporting Standards (“IFRS”) International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) (the “Financial Statements”) that were filed on the Canadian Securities Administrators’ SEDAR website.  This MD&A should also be read in conjunction with the Company’s Management’s Discussion and Analysis and Audited Consolidated Financial Statements for the years ended June 30, 2022 and 2021 that were filed on the Canadian Securities Administrators’ SEDAR website.

The Financial Statements and this MD&A are presented United States dollars (“USD” or “$”) and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars (“CAD$”).  The term “NSR” stands for net smelter royalty.  The term “tpa” stands for tonnes per annum.  All references to Vision Blue mean Vision Blue Resources Limited.

EXECUTIVE SUMMARY

NextSource Materials Inc. (the “Company” or “NextSource”) was continued under the Canada Business Corporations Act from the State of Minnesota to Canada on December 27, 2017 and has a fiscal year end of June 30. The Company’s registered head office and primary location of records is 130 King Street West, Exchange Tower, Suite 1940, Toronto, Ontario Canada, M5X 2A2. The Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “NEXT” and the OTCQB under the symbol “NSRCF”.

Business Strategy

NextSource is intent on becoming a vertically integrated global supplier of battery materials through the mining and value-added processing of graphite and other minerals.

•	On March 29, 2021, the Company announced the initiation of construction for Phase 1 of the Molo Graphite Mine, located in Madagascar, with a production capacity of 17,000 tpa of SuperFlake® graphite concentrate. Completion of construction activities and the start of mining activities is expected in November 2022. Completion of plant commissioning is expected in December 2022 followed by a ramp up period of up to three months prior to declaring commercial production.

•	On April 27, 2022, the Company released a Preliminary Economic Assessment (“PEA”) considering a Phase 2 expansion of the Molo Graphite Mine consisting of a stand-alone processing plant with a production capacity of 150,000 tpa. The Company has initiated a Feasibility Study and a front-end engineering design (“FEED”) study for the Phase 2 expansion considered in the PEA. The Feasibility Study is expected to be completed in December 2022 and the FEED study is expected to be completed after considering Phase 1 operational results. The Company will assess the results of the Feasibility and FEED studies prior to making a final construction decision.

•	The Company is finalizing plans to build battery anode facilities (“BAF”), which are value-added processing facilities that convert flake graphite into coated spheronized purified graphite (“CSPG”). The BAFs will be designed with modular production capacities that can expand in lockstep with automotive demand from key markets in Asia, North America, and Europe. The Company has an exclusive technical partnership to utilize a proprietary and well-established processing technology that already supplies major EV automotive companies, including the Tesla and Toyota supply chains. Technical and economic studies for the first BAF plant are expected to be completed in November 2022.

•	The Company also owns the Green Giant Vanadium Project, located in Madagascar, and the Sagar Project, located in Quebec, both of which are at the exploration and evaluation stage.

The Company has not yet completed construction of the Molo Graphite Mine.  The Company has not previously operated any mines or processing facilities, and no commercial revenues have been generated from any mineral resources. The Company does not pay dividends and is unlikely to do so in the immediate or foreseeable future.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

The Company accepts the risks which are inherent to mineral exploration and development programs and exposure to the cyclical nature of mineral and commodity prices. These risks are discussed in greater detail in the Risk Factors section of this MD&A.

RECENT HIGHLIGHTS

On August 9, 2022, the Company announced the processing plant had been unloaded in the port of Fort Dauphin and was expected to take approximately 45 days to transport and begin reassembly of the plant at the mine site.

On August 17, 2022, the Company received the remaining royalty funding of $3.0 million from Vision Blue as per the terms of the funding package announced on February 8, 2021.

On October 25, 2022, the Company announced the early exercise of 23,214,286 warrants by Vision Blue, which was completed on October 31, 2022 resulting in gross proceeds of $17.0 million.  As a result of the exercise, Vision Blue will have beneficial ownership of, or control and direction over 58,428,572 common shares representing approximately 46.71% of the outstanding common shares.

On October 25, 2022, the Company announced that all processing plant modules and supporting equipment had been transported to the mine site and that reassembly of the processing plant was in progress.  The Company also announced the addition of Danniel Stokes as Vice President, Special Projects, and Wilhelm Reitz as Mine Manager of the Molo Graphite Mine.

OUTLOOK AND MILESTONES

The Company is working to achieve the following milestones over the next 12 months:

•	Completion of construction and start of mining activities
•	Completion of commissioning of the processing plant
•	Declaration of commercial production and first commercial shipment
•	Completion of a Feasibility Study for a Phase 2 expansion to a production capacity of 150,000 tpa
•	Completion of a FEED Study for a Phase 2 expansion
•	Decision of whether to proceed with construction of a Phase 2 expansion
•	Completion of final site selection for the first BAF plant
•	Completion of technical and economic studies for the first BAF plant
•	Decision of whether to proceed with construction of the first BAF plant
•	Completion of a technical study for the Green Giant Vanadium Project

The construction budget for Phase 1 of the Molo Graphite Mine is $24.0 million plus an additional $6.3 million for working capital.  As of September 30, 2022, the Company has capitalized construction costs and construction deposits of $19.3 million and has invested $2.5 million into working capital.  The Company is expected to incur additional construction costs of $4.7 million and invest a further $3.8 million into working capital, for a total of $8.5 million.

Completion of construction activities and the start of mining activities is expected in November 2022.  Completion of plant commissioning is expected in December 2022 followed by a ramp up period of up to three months prior to declaring commercial production. The Company is not providing any forward guidance on production volumes, revenues, or operating costs for Phase 1 of the Molo Graphite Mine.

RESULTS OF OPERATIONS

The Company currently has two operating segments, consisting of mine development and the exploration and evaluation of mineral resources.  No commercial revenues have been generated by the Company.  The Company’s President and Chief Executive Officer and Chief Financial Officer are the operating decision‑makers and direct the allocation of resources to its segments.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

Financial Results for the three months ended September 30, 2022 and 2021

	Three months ended	Three months ended
	September 30,	September 30,
	2022	2021
Revenues	$-	$-
Mine development expenses
Payroll and benefits	12,477	-
Engineering and metallurgical	18,720	-
Consulting fees	12,465	(164,102)
Repairs and maintenance	12,724	-
Mine general and administrative	128,275	30,623
Travel expenses	39,715	11,563
Total mine development expenses	224,376	(121,916)
Exploration and evaluation expenses
Engineering and metallurgical	-	9,191
Exploration general and administrative	-	43,667
Total exploration and evaluation expenses	-	52,858
General and administrative expenses
Payroll and benefits	210,227	153,307
Consulting fees	108,507	104,013
Professional and legal fees	49,714	65,730
Public company expenses	72,044	43,952
Travel expenses	44,345	12,050
Insurance expenses	101,965	14,509
Rent expenses	-	4,838
Office and admin	65,588	20,370
Total general and administrative expenses	652,390	418,769
Share-based compensation	179,743	152,570
Amortization of plant and equipment	16,875	4,869
Lease finance costs	11,374	272
Foreign currency translation (gain) loss	224,504	239,639
Interest (income)	(44)	(44)
Interest expense	1	32
Sub-total before other items	1,309,219	747,049
Change in value of royalty obligation	5,496	34,923
Change in value of warrant liability	2,048,042	1,564,983
Change in value of commercial production obligation	(24,628)	-
Impairment of sales tax receivable	2,580,301	-
Total Expenses	5,918,430	2,346,955
Income (loss) before taxes	(5,918,430)	(2,346,955)
Income tax	-	-
Net income (loss) for the period	(5,918,430)	(2,346,955)

Discussion of the three months ended September 30, 2022 and 2021

The Company had a net loss of $5,918,430 (2021: net loss of $2,346,955).

Mine development expenditures increased to $224,376 (2021: gain of $121,916) due to increased payroll and benefits, engineering and metallurgical expenses, consulting fees, repairs and maintenance, mine general and administrative costs, and travel expenses as compared to the prior year period.

Exploration and evaluation expenditures were $nil (2021: $52,858) as the Company focused on mine development.

General and administrative expenses increased to $652,390 (2021: $418,769) due to increased payroll and benefits, consulting fees, public company expenses, travel expenses, insurance expenses, and office and admin expenses as compared to the prior year period.  Professional and legal fees, and rent expenses decreased as compared to the prior year period.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

Share-based compensation increased to $179,743 (2021: $152,570) from the vesting of restricted shares units.  The royalty obligation was remeasured resulting in a change in value loss of $5,496 (2021: $34,923). The warrant derivative liabilities were remeasured resulting in a change in value loss of $2,048,042 (2021: $1,564,983). The production obligation was remeasured resulting in a change in value gain of $24,628 (2021: $nil). During the three months ended September 30, 2022, due to uncertainty as to timing and recoverability of refundable VAT in Madagascar, the Company recognized impairment of $2,580,301 (2021: $nil).

Impact of Covid-19 on Operations

The impact of COVID-19 on the Company has been limited since it does not have any active exploration programs and construction activities related to the Molo Graphite Mine have mainly focused on overseas assembly and factory acceptance testing of the processing plant equipment by our EPC contractor.  Certain of our directors, officers, employees, consultants, and contractors have been indirectly impacted by intermittent lockdowns imposed in Canada, Madagascar, Mauritius and in South Africa.

The Company has tried to incorporate the impacts of COVID-19 outbreaks and intermittent lockdowns into the development plans for the Molo Graphite Mine.  Notwithstanding, intermittent lockdowns have the potential to cause unforeseen delays in the plant delivery and installation and commissioning schedule, as well as in the civil works and infrastructure construction schedule.  It is not possible for the Company to predict the duration or magnitude of adverse impacts from further outbreaks or predict the effects on the Company’s business or results of operations.

STATEMENT OF FINANCIAL POSITION

Cash and Cash Equivalents

The Company’s cash balances are deposited with major financial institutions in Canada, Madagascar and Mauritius.

Cash and cash equivalents	Canada $	Mauritius $	Madagascar $	Total $
As at September 30, 2022	3,815,673	60,960	691,988	4,568,621
As at June 30, 2022	9,641,083	61,010	91,160	9,793,253

Amounts Receivable and Prepaid Expenses

Amounts receivable decreased to $177,996 (June 30, 2022: $574,253).  Amounts receivable are presented net of impairment of refundable value-added tax (VAT) of $2,580,301 (June 30, 2022: $nil).

Prepaid expenses increased to $180,952 (June 30, 2022: $96,792) due primarily to increased prepaid software and insurance.

Deposits

Deposits increased to $618,251 (June 30, 2022: $181,161) due to an increase in prepaid expenditures related to assets under construction.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

Property, Plant, and Mine Development

As of September 30, 2022, property, plant, and mine development was $22,521,641 (June 30, 2022: $18,652,394). During the three months ended June 30, 2022, the Company capitalized additions of $3,886,122 (year ended June 30, 2022: $14,350,273) and amortized $16,875 (year ended June 30, 2022: $35,040).  Mining Property additions included production obligation accretion of $24,628.  Assets Under Construction additions included royalty obligation accretion of $253,939.

	Mining	Assets Under	Equipment &	Right of Use
	Property $	Construction $	Vehicles $	Assets $	Total $
As at June 30, 2021	708,514	3,611,890	4,683	12,074	4,337,161
Additions	398,836	13,181,333	239,542	530,562	14,350,273
Disposals	-	-	-	-	-
Amortization	-	-	(29,053)	(5,987)	(35,040)
As at June 30, 2022	1,107,350	16,793,223	215,172	536,649	18,652,394
Additions	24,627	3,812,217	49,278	-	3,886,122
Disposals	-	-	-	-	-
Amortization	-	-	(15,365)	(1,510)	(16,875)
As at September 30, 2022	1,131,977	20,605,440	249,085	535,139	22,521,641

Cost	1,107,350	16,793,223	244,780	554,727	18,700,080
Accumulated amortization	-	-	(29,608)	(18,078)	(47,686)
As at June 30, 2022	1,107,350	16,793,223	215,172	536,649	18,652,394

Cost	1,131,977	20,605,440	294,058	554,727	22,586,202
Accumulated amortization	-	-	(44,973)	(19,588)	(64,561)
As at September 30, 2022	1,131,977	20,605,440	249,085	535,139	22,521,641

Accounts Payable and Accrued Liabilities

Accounts payable decreased to $596,507 (June 30, 2022: $817,265).  Accrued liabilities decreased to $411,539 (June 30, 2022: $1,047,400) due to decreased accruals related to mine construction expenditures.

Lease Obligations

On July 1, 2019, the Company recognized a right of use asset and lease obligations of $24,164 using an incremental borrowing rate of 10.43% related to the long-term lease of the exploration camp in Fotadrevo, Madagascar.  As of September 30, 2022, the exploration camp lease had a remaining term of 9 months.

On March 31, 2022, the Company recognized a right of use asset and lease obligations of $389,049 using an incremental borrowing rate of 13.8% related to the long-term emphyteutic property lease for the Molo mining property, which is payable to the Government of Madagascar and will expire in 2072.

The following table sets out the carrying amounts of lease obligations for right of use assets included in the consolidated statement of financial position and the movements between the reporting periods:

	Camp Lease $	Property Lease $	Total Obligations $
As at June 30, 2021	11,099	-	11,099
Additions	-	389,049	389,049
Finance costs	900	11,080	11,980
Foreign exchange adjustments	(318)	(8,713)	(9,031)
Lease payments	(6,027)	(47,252)	(53,279)
As at June 30, 2022	5,654	344,164	349,818
Additions	-	-	-
Finance costs	123	11,251	11,374
Foreign exchange adjustments	(131)	(8,792)	(8,923)
Lease payments	(976)	-	(976)
As at September 30, 2022	4,670	346,623	351,293

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

The following table sets out the lease obligations included in the consolidated statements of financial position:

	Camp Lease $	Property Lease $	Total Obligations $
Current portion of lease obligations	4,670	44,122	48,792
Long-term lease obligations	-	302,501	302,501
As at September 30, 2022	4,670	346,623	351,293

Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms are set out in the following table:

	Camp Lease $	Property Lease $	Total Obligations $
Within 12 months	4,700	44,122	48,822
Between 13 and 24 months	-	44,122	44,122
Between 25 and 36 months	-	44,122	44,122
Between 37 and 48 months	-	44,122	44,122
Between 49 and 60 months	-	44,122	44,122
Over 60 months	-	1,941,368	1,941,368
Total undiscounted lease obligations	4,700	2,161,978	2,166,678

Low value leases, short term leases of less than 12 months, and leases with variable payments proportional to the rate of use of the underlying assets do not give rise to lease obligations.  During the three months ended September 30, 2022, the Company recognized short-term rent expenses of $nil (2022: $4,838) in the consolidated statements of operations and comprehensive income (loss).

Royalty Obligations – Vision Blue

On February 8, 2021, the Company announced a financing agreement with Vision Blue for gross proceeds of $29.5 million consisting of private placements and a royalty financing agreement.  As part of the royalty financing agreement:

(a)	The Company received the initial royalty funding of $8.0 million (less a $1.5 million royalty financing fee) on June 28, 2021 and received the remaining $3.0 million on August 17, 2022.
(b)

Beginning on the biannual period ending June 30, 2022, the Company must pay the greater of: (i) $825,000 (the “Minimum Repayment”) or (ii) 3% of the gross sales revenues from graphite concentrate sales (the “GSR”). Once Vision Blue has received cumulative royalty payments of $16.5 million, the Minimum Repayment will cease, and the royalty will only be based on the GSR. NextSource has the option at any time to reduce the GSR to 2.25% by paying $20 million to Vision Blue. Each of the biannual Minimum Repayments can be deferred by 12 months, subject to accrued interest of 15% per annum.

(c)

Vision Blue received a royalty of 1.0% of the gross revenues from sales of vanadium pentoxide (“V2O5”) from the Green Giant Vanadium Project for a period of 15 years following commencement of production of V2O5.

On June 30, 2021, the Company recognized a royalty obligation at the fair value of $6.5 million, which was equal to the present value using an effective discount rate of 13.8% of (1) the deferred $3.0 million royalty funding, (2) the minimum royalty payments, (3) the accrued interest on the deferral of minimum royalty payments, and (4) the perpetual 3% GSR for the remaining 30-year life of mine for Phase 1.  The discount rate was determined at recognition by calculating the internal rate of return (IRR) of the expected cash flows.  Upon recognition, a total of $169,279 of capitalized legal fees was netted against the obligation resulting in an initial carrying value of $6,330,721. The carrying value of the royalty obligation will be remeasured at each reporting period based on the revised expected future cash flows using the original discount rate under the amortized cost method.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

During the three months ended September 30, 2022, the obligation increased through accretion of $253,939 (2021: $213,499) and receipt of the remaining $3.0 million royalty funding.  On September 30, 2022, the obligation was remeasured at $10,990,631 (June 30, 2022: $7,731,196) resulting in a remeasurement expense of $5,496 recognized through the consolidated statement of operations and comprehensive income (loss).

Total
$
As at June 30, 2021	6,330,721
Accretion of royalty obligation	904,771
Remeasurement of royalty obligation	495,704
As at June 30, 2022	7,731,196
Accretion of royalty obligation	253,939
Royalty proceeds	3,000,000
Remeasurement of royalty obligation	5,496
As at September 30, 2022	10,990,631

 Future undiscounted minimum royalty payments including accrued interest on deferrals are set out in the following table:

Total
$
Within 12 months	948,750
Between 13 and 24 months	1,897,500
Between 25 and 36 months	1,897,500
Between 37 and 48 months	1,897,500
Between 49 and 60 months	1,897,500
Over 60 months	10,436,250
Total undiscounted minimum payments and interest	18,975,000

Royalty obligations – Other

The Molo Graphite Mine is subject to a 1.5% net smelter royalty (“NSR”) owned by Capricorn Metals (formerly known as Malagasy Minerals) (“Capricorn”).  Prior to becoming a Director of the Company, Brett Whalen purchased an option to acquire the 1.5% NSR from Capricorn upon the mine achieving commercial production in return for a further payment to Capricorn.

The Molo Graphite Mine is also subject to a 2% gross revenue royalty payable to the Government of Madagascar.

The Company has an exclusive technical partnership to utilize a proprietary and well-established processing technology that already supplies major EV automotive companies, including the Tesla and Toyota supply chains.  One of the partners will design and develop the process flowsheets, source all necessary equipment, and will provide all necessary training and operational know-how and in return will receive a 2% licensing royalty. Whereas the other partner will leverage its sales relationships and act as agent for sales, marketing, and trading and in return will receive a 3% sales commission royalty.

Warrant Derivative Liabilities

As of September 30, 2022, the derivative financial liability was remeasured at $23,737,532 (June 30, 2022: $21,689,490) resulting in a change in fair value of $2,048,042 recognized through the consolidated statement of operations and comprehensive income (loss).

Warrant Liability
$
As at June 30, 2021	45,380,933
Reclassification to equity on exercise of warrants	(4,462,156)
Change in fair value through profit and loss	(19,229,287)
As at June 30, 2022	21,689,490
Change in fair value through profit and loss	2,048,042
As at September 30, 2022	23,737,532

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

Commercial production obligation

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Capricorn Metals (formerly Malagasy Minerals) to acquire the remaining 25% interest in the Molo Graphite Property.  Pursuant to the Agreements, a further cash payment of CAD$1,000,000 is due within five days of the commencement of commercial production (the “Commercial Production Fee”).  On June 30, 2021, the Company recognized a provision of $708,514 using a 13.8% discount rate based on the expected settlement on or around June 30, 2022.  The provision was recorded at amortized cost and capitalized as Property under Property, Plant and Mine Development.

During the three months ended September 30, 2022, the obligation increased through accretion of $24,628 (2021: $22,708). On September 30, 2022, the obligation was remeasured at $677,676 (June 30, 2022: $727,051) with an expected settlement on or around March 31, 2023 resulting in a remeasurement gain of $24,628 and foreign exchange gain of $49,375 recognized through the consolidated statement of operations and comprehensive income (loss).

OUTSTANDING SECURITIES

As of September 30, 2022, the Company had the following outstanding securities:

Common shares issued and outstanding	101,872,614
Warrants	23,214,286
Stock options	1,760,000
Restricted share units (RSUs)	430,000
Fully diluted common shares	127,276,900

Common Shares

The Company’s common shares have no par value, and the authorized share capital is composed of an unlimited number of common shares. As of September 30, 2022, the Company had 101,872,614 common shares issued and outstanding (June 30, 2022: 101,872,614).

Nil common shares were issued during the three months ended September 30, 2022.

Warrants

As of September 30, 2022, the Company had 23,214,286 common share purchase warrants outstanding (June 30, 2022: 23,214,286) with a weighted average expiration of 0.63 years (June 30, 2022: 0.88 years) exercisable into 23,214,286 (June 30, 2022: 23,214,286) common shares at a weighted average exercise price of USD$0.73 (June 30, 2022: USD$0.78). All outstanding warrants vested on their respective issue dates.

			As at				As at
Issued	Expiration	Exercise	June 30,				September 30,
Date	Date	Price	2022	Issued	Cancelled	Exercised	2022
May 19, 2021	May 19, 2023	CAD $1.00	23,214,286	-	-	-	23,214,286
Totals			23,214,286	-	-	-	23,214,286

Nil common share purchase warrants were issued during the three months ended September 30, 2022.

11

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

Stock Options

As of September 30, 2022, the Company had 1,760,000 stock options outstanding (June 30, 2022: 1,910,000) with a weighted average expiration of 1.49 years (June 30, 2022: 1.74) exercisable into 1,760,000 common shares (June 30, 2022: 1,760,000) at a weighted average exercise price of USD$1.98 (June 30, 2022: USD$2.17).  All outstanding stock options vested on their respective grant dates.

			As at				As at
Grant	Expiration	Exercise	June 30,				September 30,
Date	Date	Price	2022	Awarded	Cancelled	Exercised	2022
March 26, 2019	March 26, 2024	CAD $1.00	580,000	-	-	-	580,000
March 19, 2021	March 19, 2024	CAD $3.60	1,300,000	-	(150,000)	-	1,150,000
May 11, 2022	May 11, 2025	CAD $2.50	30,000	-	-	-	30,000
Totals			1,910,000	-	(150,000)	-	1,760,000

Nil stock options were issued during the three months ended September 30, 2022.

Restricted Share Units (RSUs)

As of September 30, 2022, the Company had 430,000 RSUs outstanding (June 30, 2022: 270,000) that subject to satisfying their respective vesting conditions entitle the holders to receive 430,000 common shares (June 30, 2022: 270) for no additional consideration.  The RSUs have a weighted average until vesting of 0.36 years (June 30, 2022: 0.38) and weighted average until expiration of 1.12 years (June 30, 2022: 1.00).

	Vesting		As at				As at
Grant	Measurement	Expiration	June 30,				September 30,
Date	Date	Date	2022	Awarded	Cancelled	Converted	2022
Unvested RSUs - Vesting condition of employment on vesting date
March 19, 2021	December 31, 2022	June 30, 2023	200,000	-	-	-	200,000
May 11, 2022	July 14, 2022	June 30, 2023	40,000	-	-	-	40,000
July 28, 2022	June 30, 2023	June 30, 2024	-	160,000	-	-	160,000
Vested RSUs
May 11, 2022	July 14, 2022	June 30, 2023	30,000	-	-	-	30,000
Totals			270,000	160,000	-	-	430,000

During the three months ended September 30, 2022, a total of $179,743 (2021: $152,570) was expensed as share-based compensation related to vesting or cancellation of RSUs

The following changes occurred during the three months ended September 30, 2022:

(a)	On July 14, 2022, the 30,000 RSUs granted on May 11, 2022 satisfied their vesting conditions.

(b)

On July 28, 2022, the Company granted 160,000 RSUs with a vesting measurement date of June 30, 2023 whereby the respective holders will receive a total of 160,000 common shares subject to being employed on the vesting date. The grant date fair value was estimated at $322,818 based on a grant-date market price of $2.02 (CAD$2.59).

TRANSACTIONS WITH RELATED PARTIES

Parties are related if one party has the direct or indirect ability to control or exercise significant influence over the other party in making operating and financial decisions.  Parties are also related if they are subject to common control or common significant influence.  Related parties include the Company subsidiaries and key management, consisting of the Board of Directors, Chief Executive Officer, Chief Financial Officer, and Senior Vice Presidents.  Other related parties include companies controlled by key management.

Related party transactions occur when there is a transfer of economic resources or financial obligations between related parties. Related party transactions in the normal course of business that have commercial substance are measured at fair value.  Balances and transactions between the Company and its wholly owned subsidiaries have been eliminated and are not disclosed in this note.

12

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

The following key management related party transactions occurred during the following reporting periods:

	Three months ended	Three months ended
	September 30,	September 30,
	2022	2021
Payroll and benefits	$149,587	$110,918
Consulting fees	92,639	85,113
Professional fees	5,194	9,782
Share-based compensation	179,743	152,570
Total	427,163	358,383

The following key management related party balances existed at the end of the following reporting periods:

	As of	As of
	September 30,	June 30,
	2022	2022
Amounts receivable	$161,206	$193,471
Accounts payable	34,009	-
Accrued liabilities	48,126	35,257

Payroll and benefits are for management compensation for Craig Scherba (CEO), Brent Nykoliation (SVP), Danniel Stokes (SVP), Brett Whalen (Director), Chris Kruba (Director), Ian Pearce (Director) and Sir Mick Davis (Chairman). Consulting fees are for management compensation for companies controlled by Marc Johnson (CFO) and Robin Borley (COO). Professional fees are for accounting services performed by a company controlled by Marc Johnson (CFO).  Share-based compensation are for the vesting of stock options and RSUs expenditures. Amounts receivable are for short-term loans to officers related to payroll advances and exercise of stock options. Accrued liabilities are for the accrual of director fees and payroll obligations.

LIQUIDITY AND CAPITAL MANAGEMENT

Capital Management

There were no changes in the Company’s approach to capital management during the three months ended September 30, 2022.

The Company’s investment policy is to invest excess cash in very low risk financial instruments such as term deposits or by holding funds in high yield savings accounts with major Canadian banks.  The Company is not subject to any externally imposed capital requirements.  To date, the Company has funded operations by raising equity and obtaining royalty financing.

The Company manages its capital structure (consisting of shareholders’ deficiency) on an ongoing basis and in response to changes in economic conditions and risk characteristics of its underlying assets.  Changes to the capital structure can involve the issuance of new equity, obtaining working capital loans, construction financing, issuing debt, the acquisition or disposition of assets, or adjustments to the amounts held in cash, cash equivalents and short-term investments.

13

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

Capital resource analysis

As of September 30, 2022, the Company had a working capital deficit of $21,493,227 (June 30, 2022: deficit of $13,868,626).  Excluding the $23,737,532 (2021: $21,689,490) of warrant derivative liabilities, which are expected to be settled through the issuance of common shares upon the exercise or expiration of the underlying common share purchase warrants, the Company had a working capital surplus of $2,244,305 (June 30, 2022: surplus of $7,820,864). On October 31, 2022, the Company received a further $17.0 million from the exercise of warrants.

	As at	As at
	September 30,	June 30,
	2022	2022

Current Assets:
Cash and cash equivalents	$4,568,621	$9,793,253
Amounts receivable	177,996	574,260
Prepaid expenses	180,952	96,792
Total Current Assets	4,927,569	10,464,305

Current Liabilities:
Accounts payable	596,507	817,265
Accrued liabilities	411,539	1,047,400
Current portion of lease obligations	48,792	51,725
Current portion of royalty obligations	948,750	-
Fair value of warrant derivative liabilities	23,737,532	21,689,490
Commercial production obligation	677,676	727,051
Total Current Liabilities	26,420,796	24,332,931

Working Capital (Deficit) surplus	(21,493,227)	(13,868,626)
Working Capital (Deficit) surplus excluding warrant liabilities	2,244,305	7,820,864

The construction budget for Phase 1 of the Molo Graphite Mine is $24.0 million plus an additional $6.3 million for working capital.  As of September 30, 2022, the Company has capitalized construction costs and deposits of $19.3 million and has invested $2.5 million into working capital.  The Company is expected to incur additional construction costs of $4.7 million and invest a further $3.8 million into working capital, for a total of $8.5 million.

As a result, the Company believes its capital resources are sufficient to complete construction of Phase 1, general and administrative costs, technical studies, and general working capital requirements over the next twelve months.  Based on management’s assessment of its past ability to manage capital, the Company believes it will be able to satisfy its current and long-term obligations as they come due. Notwithstanding, the Company may choose to raise additional capital by issuing new equity, obtaining working capital loans, or additional construction financing.  While the Company has been successful in obtaining funding in the past, there is no assurance that future financings will be available on terms acceptable to the Company.

14

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

Cash flows from operating, investing, and financing activities

The following are the Company’s cash flows from operating, investing and financing activities for the three months ended September 30, 2022 and 2021:

	Three months ended	Three months ended
	September 30,	September 30,
	2022	2021

Operating activities
Net income (loss) for the period	$(5,918,430)	$(2,346,955)
Add (deduct) items not affecting cash:
Amortization of plant and equipment	16,875	4,869
Change in value of lease obligations	2,451	196
Change in value of royalty obligations	5,496	252,550
Change in value of warrant liability	2,048,042	1,564,983
Change in value of provision	(24,628)	-
Share-based compensation settled with shares	179,743	152,570
Subtotal	(3,690,451)	(371,787)

Change in non-cash working capital balances:
(Increase) decrease in amounts receivable and prepaid expenses	312,104	73,964
Increase (decrease) in accounts payable and accrued liabilities	(856,619)	128,577
Increase (decrease) in provisions	(49,375)	4,833
Net cash used in operating activities	(4,284,341)	(164,413)

Investing activities
Deposits	(437,090)	-
Additions to property, plant, and mine development	(3,607,555)	(3,706,790)
Net cash used in investing activities	(4,044,645)	(3,706,790)

Financing activities
Exercise of warrants	-	150,587
Lease liability principal payments	(976)	-
Proceeds from royalty financing	3,000,000	-
Net cash provided by financing activities	2,999,024	150,587

Effect of exchange rate changes on cash and cash equivalents	105,330	235,185

Net increase (decrease) in cash and cash equivalents	(5,224,632)	(3,485,431)
Cash and cash equivalents, beginning of period	9,793,253	22,437,086
Cash and cash equivalents, end of period	$4,568,621	$18,951,655

Net cash used in operating activities increased to $4,284,341 (2021: $164,413) due to increased mine development expenditures, the payment of refundable VAT in Madagascar, and a decrease in accounts payable and accrued liabilities.

Net cash used in investing activities increased to $4,044,6445 (2021: $3,706,790) due to the capitalization of mine construction expenditures and an increase in construction deposits.

Net cash provided by financing activities increased to $2,999,024 (2021: $150,587) due to the receipt of the remaining royalty financing.

15

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

Contractual Obligations and Commitments

The Company is subject to contractual obligations related to the production royalties, royalty obligation minimum repayments and long-term lease agreements for the Molo property.  The Company’s future operating cash flows are expected to be sufficient to satisfy contractual obligations related to these obligations and commitments.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements including any arrangements that would affect the liquidity, capital resources, market risk support and credit risk support or other benefits.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Liquidity risk arises from the Company’s financial obligations and in the management of its assets, liabilities, and capital structure. To minimize liquidity risk, the Company has implemented cost control measures including a construction budget and the minimizing of discretionary expenditures unless the project has sufficient economic or geologic merit.

In managing liquidity, the Company’s primary objective is to ensure the entity can continue as a going concern while obtaining sufficient funding to meet its obligations as they come due.  The Company manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner.  The main factors that affect liquidity include working capital requirements, capital-expenditure requirements, and equity capital market conditions. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets.

Except for the following, none of the Company’s obligations have contractual maturities over the next 12 months:

•	Accounts payable and accrued liabilities, which are generally due within 30 days.
•	Minimum Repayments under the royalty agreement, which can each be deferred by 12 months.
•	Warrant derivative liabilities, which are expected to be settled upon the exercise or expiration of the underlying common share purchase warrants.

As of September 30, 2022, the Company had cash and cash equivalents of $4,568,621 (June 30, 2022: $9,793,253) to settle current liabilities of $2,683,264 (June 30, 2022: $2,643,441), which amount excludes the $23,737,532 of warrant derivative liabilities (June 30, 2022: $21,689,490) expected to be settled upon the exercise or expiration of the underlying common share purchase warrants. On October 31, 2022, the Company received a further $17.0 million from the exercise of warrants. As a result, the Company is not currently exposed to liquidity risk.

Credit risk

The Company does not have commercial customers and therefore does not have credit risk related to amounts receivables. The Company has credit risk arising from amounts classified as loans to officers. The Company has credit risk arising from the potential from counterparty default on cash and cash equivalents held on deposit with financial institutions. The Company manages this risk by ensuring that deposits are only held with large Canadian banks and financial institutions, whereas any offshore deposits are held with reputable financial institutions.

Interest rate risk

This is the sensitivity of the fair value or of the future cash flows of a financial instrument to changes in interest rates.  The Company does not have any financial assets or liabilities that are subject to variable interest rates.

Commodity price risks

This is the sensitivity of the fair value of, and future cash flows, generated from its mineral projects.  The Molo Graphite Mine property and assets under construction are carried at historical cost.  As a result, the carrying values are exposed to commodity price risks.  Graphite is not a commodity product and therefore does not have an established forward pricing or futures market that could be used to hedge against this exposure. The Company manages this risk by monitoring mineral and commodity price trends to determine the appropriate timing for funding the development, acquisition or disposition of its mineral exploration and development projects.

16

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

Currency risk

This is the sensitivity of the fair value or of the future cash flows of financial instruments to changes in foreign exchange rates.  The Company transacts in currencies other than the US dollar, including the Canadian dollar, the Madagascar Ariary and the South African Rand.  The Company purchases services and has certain salary commitments in those foreign currencies.  The Company also has monetary and financial instruments that may fluctuate due to changes in foreign exchange rates.  Derivative financial instruments are not used to reduce exposure to fluctuations in foreign exchange rates. The Company is not sensitive to foreign exchange exposure since it has not made commitments to deliver products quoted in foreign currencies. Due to construction activities related to the Molo Graphite Mine, the Company is increasing its sensitivity to foreign exchange risk arising from the translation of the financial statements of subsidiaries with a functional currency other than the US dollar whereby changes in certain assets, liabilities and equity are measured through other comprehensive income.

As of September 30, 2022, the Company estimated that a 10% decrease of the USD versus foreign exchange rates would result in a gain of $62,715 (June 30, 2022: gain of $68,224).

	As at	As at
	September 30,	June 30,
	2022	2022
Cash and cash equivalents (CAD)	$1,256,311	$1,341,893
Cash and cash equivalents (MGA)	679,273	$62,433
Amounts receivable (CAD)	14,252	319,555
Amounts receivable (MGA)	2,538	61,234
Accounts payable and accrued liabilities (CAD)	(129,910)	(124,023)
Accounts payable and accrued liabilities (MGA)	(453,365)	(203,028)
Accounts payable and accrued liabilities (ZAR)	(15,479)	(48,773)
Commercial production obligations (CAD)	(677,676)	(727,051)
Current portion of lease obligations (MGA)	(48,792)	-
Net foreign exchange exposure in USD	$627,152	682,240
Impact of 10% change in foreign exchange rates	$62,715	68,224

SUBSEQUENT EVENTS

On October 31, 2022, a total of 23,214,286 warrants priced at CAD$1.00 were exercised into 23,214,286 common shares for gross proceeds of $17,002,227.

MINERAL DEVELOPMENT PROJECTS

Molo Graphite Mine, Southern Madagascar Region, Madagascar

Overview and Phase 1 Project Plan

The Molo Graphite Mine project is located near the town of Fotadrevo in the Province of Toliara, Madagascar.

On February 15, 2019, the Company received a 40-year mining license for the Molo Graphite Project from the Madagascar Government which does not limit mining to any specific volume.  On April 11, 2019, the Company also received the Global Environmental Permit for the Molo Graphite Project from the Madagascar Ministry of Environment’s Office National pour l’Environnement (the National Office for the Environment; or “ONE”).

17

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

On February 8, 2021, the Company announced that it entered into a binding agreement with Vision Blue Resources Limited (“Vision Blue”) to provide a financing package (the “Financing Package”) for total gross proceeds of $29.5 million.  The proceeds of the Financing Package will be used to complete construction of Phase 1 of the Company’s Molo Graphite Mine. The Financing Package consisted of an initial private placement of $6.0 million (completed on March 15, 2021), a second private placement for $12.5 million (completed on May 19, 2021), and a $11.0 million royalty financing agreement ($8.0 million received on June 28, 2021 and $3.0 million received on August 17, 2022). Vision Blue was also granted a right of first refusal to finance a Phase 2 expansion of the mine.

On March 29, 2021, the Company announced the initiation of the construction process for Phase 1 of the Molo Graphite Mine with a production capacity of 17,000 tpa of high-quality SuperFlake® graphite concentrate and began capitalizing development costs.

On May 11, 2021, the Company announced it initiated the procurement of processing plant equipment.

On December 14, 2021, the Company announced the offshore fabrication and assembly of the processing plant had been completed.  On January 11, 2022, the Company announced the completion of factory acceptance testing and that preparations for the transport to the mine site had been initiated.

On April 28, 2022, the Company announced the construction team was setup at the Molo Graphite Mine site in Madagascar and civil and earthworks have been initiated in preparation for the delivery and installation of the processing plant.

On May 24, 2022, the Company announced construction of the solar, battery and thermal hybrid energy power plant had begun and all required licenses to initiate construction of the solar facility had been obtained.  The Company also announced that due to increases in global logistics costs, the Phase 1 construction budget had been increased by approximately $3.0 million to $24.0 million plus an additional $3.0 million for working capital.

On August 9, 2022, the Company announced the processing plant had been unloaded in the port of Fort Dauphin and was expected to take approximately 45 days to transport and begin reassembly of the plant at the mine site.

On October 25, 2022, the Company announced that all processing plant modules and supporting equipment had been transported to the mine site and that reassembly of the processing plant was in progress.

Completion of construction activities and the start of mining activities is expected in November 2022.  Completion of plant commissioning is expected in December 2022 followed by a ramp up period of up to three months prior to declaring commercial production.

Phase 2 Expansion

On April 27, 2022, the Company filed a Phase 2 PEA Technical Study that considers an enhanced Phase 2 expansion consisting of a stand-alone processing plant with a production capacity of 150,000 tonnes per annum of graphite concentrate over a 26-year life of mine.  The PEA assumes the Phase 2 processing plant is built adjacent to the Phase 1 processing plant currently under construction.

The Company has initiated a Feasibility Study and a front-end engineering design (“FEED”) study for the Phase 2 expansion considered in the PEA. The Feasibility Study is expected to be completed in December 2022 and the FEED study is expected to be completed after considering Phase 1 operational results. The Company will assess the results of the Feasibility and FEED studies prior to making a final construction decision.

Construction of the Phase 2 expansion is subject to the Feasibility Study confirming positive project economics and subsequently obtaining sufficient funding for construction costs and working capital.

Global market for and supply of flake graphite

Benchmark Intelligence estimated that global flake graphite demand in 2020 was approximately 900,000 tonnes and is expected to increase significantly over the next ten years due to increasing demand for lithium-ion batteries used in electric vehicles.  A rule of thumb is that approximately 1.1 tonnes of flake graphite (2,500 lbs) is required for each 1GWh of electric vehicle capacity.  Benchmark Intelligence has further estimated that global battery manufacturing capacity in 2020 was approximately 755 GWh and is set to increase by 2030 to 3,400 GWh through the construction of up to 200 new gigafactories.  As a result, global flake graphite demand in 2030 is estimated at approximately 4,000,000 tonnes, which exceeds the existing global supply.

18

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

Benchmark Intelligence estimated that the global flake graphite market was in relative balance in recent years but has moved from an oversupply of 226,000 tpa in 2018 to a deficit of approximately 60,000 tpa in 2021.  Flake graphite demand is forecast to exceed global supply by approximately 430,000 tpa by 2026 and increasing to approximately 1,888,000 tpa by 2030.  The supply response for natural flake graphite is expected to be constrained by technical challenges, capital costs, development timelines and operating economics.  The supply response for synthetic flake graphite is expected to be constrained by the economics and availability of petroleum needle coke, which is its primary raw material feedstock for synthetic graphite and is also in demand for use in the steel making industry.

As an industrial mineral, flake graphite pricing is determined by three factors: 1) flake size, 2) carbon purity and 3) industry-specific technical attributes of the flakes.  Flake sizing is broadly classified into four ranges: small (-100 mesh, or <75µm), medium (-80 to 100 mesh, or 75µm to 180µm), large (-50 to 80 mesh, or 180µm to 300µm), and extra-large or jumbo (+50 mesh, or >300µm). These flake sizes are in turn classified by carbon content (“C”), and are typically sold in ranges of 88-93% C, 94-95% C, and 95-97% C. The specific technical attributes of the flakes are then defined by end-user parameters such as expansion coefficient, thermal and electrical conductivity, and charge-discharge stability and efficiency. Larger flake size is generally sold at a premium to smaller flake sizes, and higher purity products (e.g., above 94%) are sold at a premium to lower purity products. Pricing is further impacted by the regional location of supply.

Transactions in the flake graphite market are generally based on private negotiations between buyers and sellers, as a result there is no spot or forward market. Research companies such as Benchmark Mineral Intelligence (“Benchmark”) and Roskill Information Services (“Roskill”) estimate current and historical pricing based on their proprietary market research and publish forward estimates for select grades and product types.

SuperFlake® Graphite

Independent testing by various third-party end users of flake graphite was announced by the Company in 2015 that confirmed that flake graphite concentrates from the Molo Graphite Mine meet or exceed quality requirements for all major end-markets of natural flake graphite. The major end-markets for flake graphite include refractories, graphite anode materials used in lithium-ion batteries, specialty graphite foils used as essential components in the chemical, aeronautical and fire-retardant industries, and graphene used in high-end ink and substrate applications.

The Feasibility Study confirmed that Molo flake graphite concentrate has an excellent flake size distribution that is well above the global average, with 46.4% classified as +80 mesh (large), +65 mesh (extra-large) and +48 mesh (jumbo) mesh in flake size, which includes 23.6% as +48 mesh and greater in flake size. The concentrate also has excellent thermal expansion, can be upgraded to 99.97% purity, and contains no deleterious substances and has high crystallinity.

In response, NextSource has registered SuperFlake® as a trademark for the Molo flake graphite concentrate in the United States, Canada, Japan, South Korea, U.K. and the European Union.  These are the top demand markets for flake graphite and the countries where NextSource intends to sell its SuperFlake® graphite material.

Sales, Marketing and Offtakes

The Company expects to sell the flake graphite produced at the Molo Graphite Mine to key customers under the following offtakes. Once a BAF plant is operational, as justified by market and operational conditions, the Company expects to prioritize the sale of small flake (-100 mesh, or <75µm) to the BAF plant.

On October 16, 2018, the Company announced a binding offtake agreement for the supply of SuperFlake® graphite concentrate with a prominent Japanese Trading Company that is a primary supplier of flake graphite to a major Japanese electric vehicle anode producer. To protect certain confidential aspects of the agreement, the Japanese Trading Company and the Japanese electric vehicle anode producer requested not to be identified.  The key highlights are:

•	Offtake is for a period of ten (10) years, beginning at the start of commercial production at the Molo Graphite Mine, with an automatic renewal for an additional five (5) years.
•	Exclusive right to import and sell SuperFlake® graphite concentrate in Japan.
•	Provided that commercial production commences within 3 years, following the ramp up period, the Japanese Partner will purchase 20,000 tonnes of SuperFlake® graphite per annum.
•	Product prices will be negotiated on a per order basis between the parties and will be based on the market prices (FOB basis) prevailing in the region.

19

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

On May 25, 2021, the Company announced that following a multi-year verification process, thyssenkrupp entered into a long-term partnership with NextSource and signed an offtake agreement to secure SuperFlake® graphite concentrate for their refractories/foundries, expandable graphite (graphite foil) and battery anode production businesses. The key highlights are:

•	Commercial agreement for the sale of 35,000 tpa of SuperFlake® graphite concentrate from the Molo mine
•	10-year term with an automatic 5-year extension
•	Products under the agreement pertain to refractory, battery anode production and expandable graphite (graphite foil) markets
•	Geographical regions include, but are not limited to, Europe, the UK, North America, Mexico, China and South Korea
•	Minimum 7,300 tpa during Phase 1 initial production
•	Ramp up to 35,000 tpa in Phase 2
•	Shipments in Phase 1 will be used to verify run-of-mill production to trigger the larger volume expansion

Royalties

On February 8, 2021, the Company announced a financing agreement with Vision Blue for gross proceeds of $29.5 million consisting of private placements and a royalty financing agreement.  As part of the royalty financing agreement:

(a)	The Company received the initial royalty funding of $8.0 million (less a $1.5 million royalty financing fee) on June 28, 2021 and received the remaining $3.0 million on August 17, 2022.

(b)

Beginning on the biannual period ending June 30, 2022, the Company must pay the greater of: (i) $825,000 (the “Minimum Repayment”) or (ii) 3% of the gross sales revenues from graphite concentrate sales (the “GSR”). Once Vision Blue has received cumulative royalty payments of $16.5 million, the Minimum Repayment will cease, and the royalty will only be based on the GSR. NextSource has the option at any time to reduce the GSR to 2.25% by paying $20 million to Vision Blue. Each of the biannual Minimum Repayments can be deferred by 12 months, subject to accrued interest of 15% per annum.

The Molo Graphite Mine is subject to a 1.5% net smelter royalty (“NSR”) owned by Capricorn Metals (formerly known as Malagasy Minerals) (“Capricorn”).  Prior to becoming a Director of the Company, Brett Whalen purchased an option to acquire the 1.5% NSR from Capricorn upon the mine achieving commercial production in return for a further payment to Capricorn.

The Molo Graphite Mine is also subject to a 2% gross revenue royalty payable to the Government of Madagascar.

Exploration and Evaluation

The Molo Graphite Project is one of seven surficial graphite trends discovered and drill tested by NextSource in late 2011 and announced to the market in early January 2012. The Molo deposit itself occurs in a flat, sparsely populated, and dry savannah grassland region that has easy access via a network of seasonal secondary roads.

The Molo Graphite Project graphitic zone consists of multi-folded graphitic strata at surface with an exposed strike length of over two kilometres. Outcrop mapping and trenching on the Molo Graphite Project has shown the surface geology to be dominated by resistant ridges of graphitic schist and graphitic gneiss, as well as abundant graphitic schist float. Geological modeling has shown that the Molo Graphite Project deposit consists of various zones of mineralized graphitic gneiss, with a barren footwall composed of garnetiferous gneiss. The host rock of the mineralized zones on the Molo Graphite Project is graphitic gneiss.

Resource delineation, drilling and trenching on the Molo Graphite Project took place between May and November of 2012.  This resulted in a maiden mineral resource estimate that formed the basis for the 2013 Preliminary Economic Assessment (the “2013 PEA”), which was undertaken by DRA Mineral Projects and released in 2013.The positive outcome of the 2013 PEA resulted in another phase of exploration drilling and sampling in 2014 to upgrade the deposit and its contained mineral resources to mineral reserves. The process included an additional 32 diamond drill holes (totaling 2,063 metres) and 9 trenches (totaling 1,876 metres). The entire database upon which the upgraded resource estimate was based contained 80 drill holes (totaling 11,660 metres) and 35 trenches (totaling 8,492 metres). This mineral resource formed the basis of the first feasibility study released in February 2015, the second feasibility study released in September 2019, and the Phase 2 PEA Technical Study. The mineralization remains open along strike and to depth.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

Resource and Reserve Estimate

Readers are cautioned to refer to the 2022 PEA Technical Report dated for all the material assumptions, qualifications and verification procedures relating to the current mineral resource and mineral reserve estimate for the Molo Graphite Project. Mineral Reserves and Mineral Resources did not change as a result of the PEA and remain the same as disclosed in the 2019 Feasibility Study.

The total Measured and Indicated Resource is estimated at 100.37 Mt, grading at 6.27% carbon. Additionally, an Inferred Resource of 40.91 Mt, grading at 5.78% carbon is stated. The current mineral resource estimate for the Molo Graphite Project is summarised below consisting of the resource categories, the tonnage, the carbon grade (“C%”) and the contained graphite (“C”) tonnage.

Classification	Tonnage (Mt)	Grade (C%)	Graphite (C Mt)
Measured	23.62	6.32%	1.49
Indicated	76.75	6.25%	4.80
Measured & Indicated	100.37	6.27%	6.29
Inferred	40.91	5.78%	2.36

The Mineral Resources above are inclusive of the Mineral Reserves below.

Classification	Tonnage (Mt)	Grade (C%)
Proven	14.17	7.00%
Probable	8.37	7.04%
Proven & Probable	22.44	7.02%

The effective date of the Mineral Resource tabulation is August 14, 2014. The Mineral Resources are classified according to the Canadian Institute of Mining, Metallurgy and Petroleum definitions. A cut-off grade of 4% C was used for the “higher grade” zones and 2% C for the “lower grade” zones. A relative density of 2.36t per cubic meter was assigned to the mineralized zones for the resource estimation. The resource remains open along strike and to depth.

Proven reserves are reported as the measured resources inside the designed open pit and above the grade cut-off of 4.5% C. Similarly, the probable reserves are reported as the Indicated Resources inside the designed open pit and above the grade cut-off of 4.5% C.

Preliminary Economic Study Summary

On April 27, 2022, the Company filed a Phase 2 PEA Technical Study that considers an enhanced Phase 2 expansion consisting of a stand-alone processing plant with a production capacity of 150,000 tonnes per annum of graphite concentrate over a 26-year life of mine.  The PEA assumes the Phase 2 processing plant is built adjacent to the Phase 1 processing plant currently under construction.  The PEA estimated that Phase 2 capital costs will be $155.8 million resulting in a pre-tax NPV utilizing an 8% discount rate of $904.8 million and a pre-tax IRR of 40.4%.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

The following is a summary of the economic and operational highlights. The PEA incorporated the procurement of all mining equipment, off-site modular fabrication and assembly, factory acceptance testing, module disassembly, shipping, plant infrastructure construction, onsite module re-assembly, commissioning, project contingencies and working capital. All capital and operating costs expressed for Phase 2 are accurate to +/- 25%

Description	Phase 2 PEA (150K tpa production)
Economic Highlights
Pre-tax Net Present Value (“NPV”) (8% discount rate) (1)(2)(4)(8)	US$904.8 million
Post-tax NPV (8% discount rate) (1)(2)(3)(4)(8)	US$593.0 million
Pre-tax Internal Rate of Return (“IRR”) (1)(2)(4)(8)	40.4%
Post-tax IRR (1)(2)(3)(4)(8)	31.4%
Life of Mine (“LoM”)	26 years
Pre-tax payback (1)(2)(4)(8)	3.18 years
Post-tax payback (1)(2)(3)(4)(8)	3.74 years
Capital costs (“CAPEX”) including contingency of $31.96 million (2)	US$155.8 million
Initial working capital	US$20.9 million
Sustaining and closure CAPEX	US$24.5 million
Operational Highlights
Graphite concentrate sale price (US$ per tonne of concentrate)(8)	US$1,230.50
Average operating costs FOB (“Opex”) (US$ per tonne of concentrate following ramp-up)(7)	US$495.62
Average annual production of concentrate (5)(6)	150,000 tpa
Average ore mined per annum over LoM	2,532,345 tpa
Average head grade	6.16%
Concentrate purity (Cg) of finished product	97%
Average stripping ratio	0.53:1
Average carbon recovery	88.30%

Notes

(1)	Assumes Project is financed with 100% equity.
(2)	Capex includes process equipment, civil and infrastructure, mining, buildings, electrical infrastructure, project and construction services.
(3)	Assumes 2% government gross revenue royalty, 3% Vision Blue gross revenue royalty, 1.5% NSR royalty and corporate tax rate of 20%.
(4)	Assumes no inflationary adjustments in sales price, or operating costs.
(5)	Assumes all mineralized material from the Company’s 2019 Feasibility Study, including ore from the Measured, Indicated and Inferred Mineral Resource categories, are sent to the treatment plant.
(6)	Assumes a cut-off grade of 4.5% carbon has been applied, with all material below this cut-off grade treated as waste.
(7)	Assumes all concentrate will be sold on a FOB basis at the Port of Ehoala, Madagascar.
(8)	Based on current market prices provided by UK-based commodity price reporting agencies Benchmark Minerals Intelligence and fast markets.

The PEA has been filed under the Company’s profile and on SEDAR at www.sedar.com and is posted on NextSource’s website at www.nextsourcematerials.com. Please see “Molo Phase 2 Preliminary Economic Assessment, National Instrument 43-101 Technical Report” dated April 27, 2022 for certain other details and assumptions relating to the above mineral resource estimates and data verification procedures.

The PEA was prepared by Erudite Strategies (Pty) Ltd. (“Erudite”) of South Africa, an independent engineering and consulting firm specializing in the mining and processing of commodities and battery materials. The PEA was prepared in accordance with National Instrument 43-101 standards by Mr. Johann de Bruin, Pr. Eng. Mr. de Bruin is the Qualified Person who verified the technical data using industry acceptable standards and signed off on the relevant sections in the 43-101 report filed on SEDAR.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

The Company cautions that the PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  Mineral resources are not mineral reserves and do not have demonstrated economic viability and there is no certainty that the PEA will be realized.

BATTERY ANODE FACILITY (BAF)

Overview

The Company is finalizing plans to build battery anode facilities (“BAF”), which are value-added processing facilities that convert flake graphite into coated spheronized purified graphite (“CSPG”). The BAFs will be designed with modular production capacities that can expand in lockstep with automotive demand from key markets in Asia, North America, and Europe. The Company has an exclusive technical partnership to utilize a proprietary and well-established processing technology that already supplies major EV automotive companies, including the Tesla and Toyota supply chains.  Technical and economic studies for the first BAF plant are expected to be completed in November 2022.

Pricing

The following is a representation of the flake graphite conversion process into CSPG:

MINERAL EXPLORATION PROJECTS

The selling price of CSPG is significantly greater than that of flake graphite concentrate. Transactions in the CSPG market are generally based on private negotiations between buyers and sellers, and as a result there is no spot or forward market. Commodity research companies such as Benchmark and Roskill perform proprietary market research and periodically publish estimates of current, historical, and forward pricing for select grades and product types. According to Roskill, the average price of CSPG imported into China during 2019 and 2020 was US$7,157 per tonne and US$7,307 per tonne, respectively.

Processing Technology Partnership and Royalties

On April 12, 2021, the Company announced a binding partnership agreement for the construction of BAF plants capable of converting flake graphite into SPG and CSPG using the partner’s proven processing technology. The Japanese and Chinese partners currently operate facilities that produce SPG and CSPG to leading Japanese lithium-ion battery manufacturers that are part of the supply chains of major EV automotive companies. The Chinese partner will design and develop the process flowsheets, source all necessary processing equipment, and will provide all necessary training and operational know-how to produce SPG and CSPG material and in return will receive a 2% licensing royalty. Whereas the Japanese partner will leverage its sales relationships and will act as exclusive agent for sales, marketing, and trading of all SPG and CSPG material and in return will receive a 3% sales commission royalty.

The spherodization, purification and coating of flake graphite are highly technical processes that rely on proprietary intellectual property (“IP”) that has been developed and optimized over many years. The partnership agreement is exclusive to the Company and provides a significant first-mover advantage over other competitors that are developing their own graphite conversion intellectual property.

Technical Studies

The Company is in the process of completing technical and economic studies for the first BAF plant. The Company initiated technical studies to estimate the capital and operating costs for a BAF plant with an initial production capacity of converting 7,200 tpa of flake graphite concentrate into 3,600 tpa of CSPG.  Once the final BAF plant location has been determined, the Company will complete additional technical and economic studies and a front-end engineering design (“FEED”) study.

The Company will assess the results of the economic and FEED studies prior to making a final construction decision. Construction of BAF plants is subject to the economic studies confirming positive project economics and subsequently obtaining sufficient funding for construction costs and working capital.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

Synergies

While the Company believes that synergies exist by developing an integrated business model, both the Molo Graphite Mine and the BAF plants should be considered independent from each other with regards to their economic viability since the BAF plants will be capable of processing flake graphite obtained from third parties and will not be reliant on flake graphite from the Molo Graphite Mine. As justified by market and operational conditions, the Company will prioritize small flake graphite from the Molo Graphite Mine.

Green Giant Vanadium Project, Province of Toliara, Madagascar

Overview

The Green Giant Vanadium Project is located 15 kilometres from the Molo Graphite Project and hosts a large sedimentary-hosted vanadium deposit.  Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only limited work has been completed on the Green Giant Vanadium Project since that time. The Company plans to complete additional metallurgical evaluation of the property during the next 12 months to establish a mineral processing flow sheet.

Non-Government Royalties

On June 28, 2021, the Company received the royalty funding from Vision Blue for the construction of the Molo Graphite Mine.  As part of the royalty agreement, Vision Blue will receive a royalty of 1.0% of the gross revenues from sales of vanadium pentoxide (“V2O5”) from the Green Giant Vanadium Project for a period of 15 years following commencement of production of V2O5.

The Green Giant Vanadium Project is subject to a 2.0% net smelter royalty (“NSR”) owned by Capricorn Metals (formerly known as Malagasy Minerals) (“Capricorn”). The first 1% NSR can be acquired at the Company’s option by paying $0.5 million in cash or common shares and the second 1% NSR can be acquired at the Company’s option by paying $1 million in cash or common shares.

Exploration and Evaluation

A comprehensive diamond-drill program confirmed five vanadium-bearing trends on the property.  The Jaky and Manga trends were deemed the most prospective and were the focus of the 2009 and 2010 drill programs.  The complete exploration program included 133 diamond drill holes totalling 21,957 metres, 140 trenches totalling 17,105 metres, 11,035 soil samples and 7,843-line kilometres of airborne surveys.

The mineral deposits on this property have been divided into three separate zones, which are referred to as the Jaky, Manga, and Mainty deposits. This mineral resource estimate utilized approximately 18,832 m of diamond drill hole data from the 2008, 2009 and 2010 drill program and was supplemented by approximately 5,928 m of trench data from the 2008, 2009 exploration programs.

The exploration work resulted in a National Instrument 43-101 compliant (“NI 43-101”) resource estimate dated January 14, 2011.

Mineral Resource Estimate

Readers are cautioned to refer to the technical study for certain other details and assumptions relating to the above mineral resource and reserve estimates and data verification procedures.

The current mineral resource estimate for the Green Giant Project is summarised below consisting of the resource categories, the tonnage, the vanadium grade (“V2O5%”) and the contained vanadium (“V2O5”) pounds.  A cut-off grade of 0.5% V2O5 was used.  The mineral resources are classified in the Indicated and Inferred categories as defined by the Canadian Institute of Mining, Metallurgy and Petroleum definition standards.

Classification	Tonnage (Mt)	Grade (V2O5%)	V2O5 (million pounds)
Indicated	49.5	0.693%	756.3
Inferred	9.7	0.632%	134.5

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

Mineral reserves can only be estimated on the basis of an economic evaluation that is used in a prefeasibility or feasibility study of a mineral project. Thus, no reserves have been estimated.

The Technical Report for the Green Giant Project has been filed under the Company’s profile and on SEDAR at www.sedar.com and is posted on NextSource’s website at www.nextsourcematerials.com. Please see “Green Giant Project, Fotadrevo, Province of Toliara, Madagascar, Technical Report Update NI 43-101.  Prepared by AGP Mining Consultants” dated January 14, 2011 for certain other details and assumptions relating to the above mineral resource estimates and data verification procedures.

Sagar Project, Labrador Trough Region, Quebec, Canada

Overview

As of September 30, 2022, the Sagar property consisted of 184 claims covering a total area of 8,539.58 ha.  Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only minimal work has been completed on the Sagar Property since that time. The Company does not have any immediate plans to complete any further exploration on this property.

Non-Government Royalties

Virginia Mines Inc. (“Virginia”) retains a 2% net smelter royalty (“NSR”) on certain claims within the property.  Other unrelated parties retain a 1% NSR and a 0.5% NSR on certain claims within the property, of which half of the 1% NSR can be acquired by the Company by paying $200,000 and half of the 0.5% NSR can be acquired by the Company by paying $100,000.

SUSTAINABLE DEVELOPMENT AND ENVIRONMENTAL POLICIES

The Company is committed to the health and safety of our workers, protection of the environment, and protection of the rights, culture and development of local communities in which we operate.  To ensure the Company incorporates sustainable development and environmental policies into every aspect of its operations, the Board of Directors has created a Sustainability Committee that has oversight over all health, safety, environmental sustainability and social issues, and has been tasked with developing a “Sustainable Development Policy” for the Company.

The Company is evaluating but has not adopted the requirements of the Mining Association of Canada’s industry leading Towards Sustainable Mining Initiative (the “TSM Initiative”), as well as the Global Reporting Initiative’s sustainability reporting guidelines for the mining industry (the “GRI Reporting Guidelines”).  The TSM Initiative helps mining companies evaluate the quality, comprehensiveness and robustness of their management systems, tailings management, biodiversity management, health and safety, indigenous and community relations, prevention of child and forced labour, and water stewardship.  The GRI Reporting Guidelines consist of principles for defining report content and ensuring the quality of reported information.

The Company’s exploration activities, mining and processing operations are subject to state, federal, provincial, territorial, regional and local environmental laws and regulations in the jurisdictions in which the Company’s activities and facilities are located.  These include the requirements for planning and implementing the closure and reclamation of mining properties and related financial assurance.

As part of the advancement of the Molo Graphite Mine project, the Company completed a comprehensive Environmental and Social Impact Assessment (“ESIA”) in 2018, which was developed to local Madagascar (“Malagasy”), Equator Principles, World Bank and International Finance Corporation (“IFC”) standards.

On April 11, 2019, the Company announced it had received the Global Environmental Permit for the Molo Graphite Mine from the Madagascar Ministry of Environment’s Office National pour l’Environnement (the National Office for the Environment; or “ONE”).  This follows the completion of the Environmental & Social Impact Assessment (“ESIA”) and Relocation Action Plan (“RAP”) to International Finance Corporation (IFC) performance standards and World Bank standards, the completion of local and regional stakeholder and community engagement, and the completion of negotiations and signed agreements with all potentially affected land occupants to accept compensation for any affected crops and grazing land and relocation if needed.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

LEGAL PROCEEDINGS

The Company is not currently involved in any litigation that we believe could have a material adverse effect on our financial condition or results of operations. There is no regulatory action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, securities commissions, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company or any of our subsidiaries, threatened against or affecting our Company, our common stock, any of our subsidiaries or of our companies or our subsidiaries’ officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

RISK FACTORS

The Company manages risks inherent to its business and has procedures to identify and manage significant operational and financial risks.  The reader is cautioned to carefully review the risk factors identified below in addition to the risk factors disclosed in our financial statements for the year ended June 30, 2022 and our most recent AIF.

Any such risk factors could materially affect the Company’s business, financial condition and/or future operating results and prospects and could cause actual events to differ materially from those described in forward-looking statements and information relating to the Company. Additional risks and uncertainties not currently identified by the Company or that the Company currently believes not to be material also may materially and adversely affect the Company’s business, financial condition, operations, or prospects.

Uncertainty due to the Covid-19 Pandemic

The impact of Covid-19 on the Company has been limited since it does not have any active exploration programs and construction activities related to the Molo Graphite Mine have to-date mainly focused on the assembly of the processing plant off-shore by our EPC contractor.  Certain of our directors, officers, employees, consultants, and contractors have been indirectly impacted by intermittent lockdowns that have been imposed in Canada, Madagascar, Mauritius and in South Africa.

The Company has tried to incorporate the impact COVID-19 outbreaks and intermittent lockdowns into the development plans for the Molo Graphite Mine and its other projects.  Notwithstanding, intermittent lockdowns have the potential to cause unforeseen delays in the plant assembly and delivery schedule, as well as with mine site works construction schedule.  It is not possible for the Company to predict the duration or magnitude of adverse impacts from further outbreaks and predict the effects on the Company’s business or results of operations.

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, the Company or others related to the COVID-19 pandemic. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company’s operations, financial results and condition in future periods are also subject to significant uncertainty.

Inputs and assumptions relate to, among other things, interest rates, foreign exchange rates, cost of capital, commodity prices, and the amount and timing of future cash flows, while accounting judgments take into consideration the business and economic uncertainties related to the COVID-19 pandemic and the future response of governments, the Company and others to those uncertainties. In the current environment, the inputs and assumptions and judgements are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 pandemic on various financial accounts and note disclosures and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions includes the Company’s valuation of the long-term assets (including the assessment for impairment and impairment reversal), estimation of reclamation provisions, estimation of mineral reserves and mineral resources, and estimation of income and mining taxes. Actual results may differ materially from these estimates.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

Development, Commissioning, and Operation of the Molo Graphite Mine

The development, commissioning, and operation of Phase 1 is based on management’s expectations, and may be delayed by several factors, some of which are beyond the Company’s control. There is a risk that development, commissioning, and achievement of commercial production will not be completed on time or on budget, or at all. Successful development and operation of Phase 1 may be affected by the design and construction of an efficient processing facility, the cost and availability of suitable machinery, supplies, equipment and skilled labor, the existence of competent operational management, prudent financial administration, the availability and reliability of appropriately skilled and experienced employees and is dependent on the receipt of various operating permits and the import of equipment into Madagascar (none of which can be assured). Further, the revenues, costs, timing, and complexities of developing and operating the Molo Graphite Mine may be significantly higher than anticipated, which could add to the cost of development, production, and operation and/or impair production and activities, thereby affecting the Company’s profitability.

It is common for new mines and processing facilities to experience unexpected problems and delays during construction, development, start-up, and commissioning activities due to late delivery of components, the inadequate availability of skilled labor and mining equipment, energy at an economic cost, adverse weather or equipment failures, the rate at which expenditures are incurred, delays in construction schedules, or delays in obtaining the required permits or consents, or to obtain the required financing. In addition, delays in the early stages of mineral production often occur. During this time, the economic feasibility of production may change. Capital costs are estimates based on the interpretation of geological data, feasibility studies and other conditions, and there can be no assurance that they will prove to be accurate.

Construction and Start-Up of New Mines and Industrial Plants

The development and construction of the Molo Graphite Mine and the BAF require the construction of significant new industrial facilities. The success of construction projects and the start-up of new mines and industrial plants by the Company’s is subject to a number of risks and challenges including the availability and performance of engineering and construction contractors, suppliers and consultants; unforeseen geological formations; the implementation of new mining and industrial processes; the receipt of required governmental approvals and permits in connection with the construction of mining and industrial facilities and the conduct of operations, including environmental and operating permits; price escalation on all components of construction and start-up; engineering and mine design adjustments; the underlying characteristics, quality and unpredictability of the exact nature of mineralogy of a deposit and the consequent accurate understanding of ore or concentrate production; and the successful completion and operation of haulage ramp and conveyors to move ore and other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction and development activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with the mine and the industrial facilities could delay or prevent the construction and start-up as planned and may result in additional costs being incurred by the Company beyond those budgeted. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful.

Geopolitical Risk and Conflict

As the Company’s operations expand and reliance on global supply chains increases, the impact of significant geopolitical risk and conflict globally may have a more sizeable and unpredictable impact on the Company’s business, financial condition, and operations than has traditionally been the case. The recent conflict in Ukraine and the global response to this conflict as it relates to sanctions, trade embargos, and military support, has resulted in significant uncertainty as well as economic and supply chain disruptions. Should this conflict go on for an extended period of time, expand beyond Ukraine, or should other geopolitical disputes and conflicts emerge in other regions, this could result in material adverse effects on the Company.

Additional Financings

The Company will require additional financing through equity securities and/or debt to complete the development, construction and commissioning of Phase 2 of the Molo Graphite Mine and the BAF. The success and the pricing of any such capital raising and/or debt financing is dependent upon the prevailing market conditions at that time and upon the Company’s ability to attract significant amounts of debt and/or equity. There is no assurance that such financing will be obtained on terms satisfactory to the Company. Failure to obtain any financing necessary for the Company’s capital expenditure could result in the delay or indefinite postponement of further construction and development of either or both of the Molo Graphite Mine or the BAF, which in turn would materially and adversely affect the financial and operating results of the Company and the market price of the Company’s securities. If the Company raises additional funding by issuing additional equity securities or convertible debt securities such financings may substantially dilute the interests of shareholders of the Company and reduce the value of their investment. Additional financings and share issuances may result in a substantial dilution to shareholders of the Company and decrease the value of the Company’s securities.

27

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

The Company’s development and exploration projects are in the African country of Madagascar and are subject to country political and regulatory risks.

The Company is actively monitoring the political climate in Madagascar and continues to hold meetings with representatives of the government and the Ministries in charge of mining. Depending on future actions taken by the government, or any future government, the Company’s business operations could be impacted.

Companies in the mining and metals sector continue to be targeted to raise government revenue, particularly as governments struggle with deficits and concerns over the effects of depressed economies. Many governments are continually assessing the fiscal terms of the economic rent for mining companies to exploit resources in their countries.

The government of Madagascar has granted mining claims, permits, and licenses that will enable us to conduct anticipated operations or exploration and development activities. Notwithstanding these arrangements, the Company’s ability to conduct operations, exploration and/or development activities at any of its properties is subject to obtaining and/or renewing permits or concessions, changes in laws or government regulations or shifts in political attitudes beyond its control.

Any adverse developments to the political and regulatory situation in Madagascar could have a material effect on the Company’s business, results of operations and financial condition. The Company’s operations may also be affected in varying degrees by terrorism; military conflict or repression; crime; populism; activism; labour unrest; attempts to renegotiate or nullify existing concessions, licenses, permits and contracts; unstable or unreliable legal systems; changes in fiscal regimes including taxation, and other risks arising out of sovereignty issues.

The Company does not currently carry political risk insurance covering its investments in Madagascar. It may not be possible for investors to enforce judgments in Canada against a loss suffered on the Company’s assets and operations in Madagascar.

The Company has a Significant Shareholder

As of October 31, 2022, Vision Blue holds approximately 46.7% of the issued and outstanding common shares, which have been acquired for investment purposes.  Dispositions of common shares by such a significant shareholder could cause the market price of the common shares to fall. As a result of the significant holdings, there is a risk that the Company’s securities are less liquid and trade at a relative discount compared to circumstances where a significant shareholder does not have the ability to influence or determine matters affecting the Company. Additionally, there is a risk that its significant interests in the Company discourages transactions involving a change of control, including transactions in which an investor, as a holder of the Company’s securities, would otherwise receive a premium for its securities in the Company over the then current market price. Further, as long as Vision Blue maintains its current ownership interest in the Company, it may be able to exert influence over matters that are to be determined by votes of the holders of Common Shares. There is a risk that the interests of Vision Blue may differ from those of other shareholders.

Economic dependence on the Molo Graphite Mine.

The Company’s principal mineral property is the Molo Graphite Mine. As a result, unless the Company acquires or develops any additional material properties or projects, any adverse developments affecting this project or our rights to develop the Molo Graphite Mine could materially adversely affect the Company’s business, financial condition and results of operations.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

Additional permits and licenses are necessary to operate Phase 1 of the Molo Graphite Mine.

Additional permits will be necessary to operate Phase 1 of the Molo Graphite Mine.  Applications for these additional permits and licenses have been undertaken or will be in due course at the appropriate time.  The Company cannot provide any assurance as to the timing of the receipt of any of the additional permits and licenses necessary to initiate construction of Phase 2 of the mine.

Additional permits and licenses are necessary to complete the development of Phase 2 of the Molo Graphite Mine.

Additional permits will be necessary to develop Phase 2 of the Molo Graphite Mine.  Applications for these additional permits and licenses have been undertaken or will be in due course at the appropriate time.  The Company cannot provide any assurance as to the timing of the receipt of any of the additional permits and licenses necessary to initiate construction of Phase 2 of the mine.

Fluctuations in the market price of graphite and other metals may adversely affect and the value of the Company’s securities, revenue projections and the ability of the Company to develop Phase 2 of the Molo Graphite Mine.

The value of the Company’s securities may be significantly affected by the market price of graphite and other metals, which are cyclical and subject to substantial price fluctuations. Market prices can be affected by numerous factors beyond the Company’s control, including levels of supply and demand for a broad range of industrial products, economic growth rates of various international economies, expectations with respect to the rate of inflation, the relative strength of various currencies, interest rates, speculative activities, global or regional political or economic circumstances. The Chinese market is a significant source of global demand for commodities, including graphite. Chinese demand has been a major driver in global commodities markets for a number of years and recent reductions in Chinese demand have adversely affected prices for graphite. A slowing in China’s economic growth could result in even lower prices and could negatively impact the value of the Company’s securities. Excess global supply of graphite could result in a decrease in the price of graphite and other metals, which could adversely impact the projected revenues from the Molo Graphite Mine.  Prolonged decreases in the price of graphite or other metals could adversely impact the ability of the Company to proceed with the development of Phase 2 of the Molo Graphite Mine.

Estimates of mineral resources and mineral reserves may not be realized.

Mineral resource and mineral reserve estimates are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models to project estimated ultimate recoveries by mineral type. There can be no assurance that mineral recovery in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Actual recoveries may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among other things. Short term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. Material changes in mineral reserves or mineral resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated mineral reserves and mineral resources should not be interpreted as assurances of mine life or of the profitability of future operations

The Company has a limited operating history and expects to incur operating losses for the foreseeable future.

Since incorporation, the Company has principally operated as a mineral exploration and evaluation company and has not earned any revenues.  Although the Company received a mining permit in 2019 and initiated construction of the Molo Graphite Mine in 2021, the Company has no operating history as a mining company and there is no basis to assume the Company will be successful as a mining company.  There are numerous difficulties normally encountered by mining companies and these companies experience a high rate of failure.

The Company expects to continue to incur operating losses for the foreseeable future until the Molo Graphite Mine generates sufficient recurring revenues to report operating profits, but there is no assurance that construction will be completed or that the mine will ever achieve profitable operations.

Due to the speculative nature of mineral property exploration, there is substantial risk that the Company’s assets will not go into commercial production and the business will fail.

Exploration for minerals is a speculative venture involving substantial risk. There are numerous difficulties normally encountered by exploration companies and these companies experience a high rate of failure.  The Company cannot provide investors with any assurance that any of the Company’s mineral claims, properties, resources or reserves will ever achieve commercial production. The exploration and evaluation work completed on the Molo Graphite Mine claims may not result in commercial production of graphite. The exploration and evaluation work completed on the Green Giant Vanadium Project may not result in commercial production of vanadium or other minerals.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

Mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations.

As a result of public concern about the real or perceived detrimental effects of economic globalization and global climate impacts, businesses generally, and large multinational corporations in natural resources industries, face increasing public scrutiny of their activities. These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, governments, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits, increasing social investment obligations and pressure to increase taxes and royalties payable to governments and communities.

In addition, the Company’s ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on the Company’s ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. The Company’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other mining companies affecting the environment, human health and safety of communities in which the Company operates. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company’s operations, including its ability to explore or develop properties, commence production or continue operations. Key permits and approvals may be revoked or suspended or may be varied in a manner that adversely affects the Company’s operations, including its ability to explore or develop properties, commence production or continue operations.

The Company’s business operations are subject to extensive laws and regulations governing worker health and safety and land use and the protection of the environment, which generally apply to air and water quality, protection of endangered, protected or other specified species, hazardous waste management and reclamation. The Company has made, and expect to make in the future, significant expenditures to comply with such laws and regulations. Compliance with these laws and regulations imposes substantial costs and burdens, and can cause delays in obtaining, or failure to obtain, government permits and approvals which may adversely impact the Company’s closure processes and operations.

Because of the inherent dangers involved in mineral exploration, there is a risk that the Company may incur liability or damages as the Company conducts business.

The search for valuable minerals involves numerous hazards. As a result, the Company may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which the Company cannot, or may elect not, to insure against. The Company currently has no such insurance, but management intends to periodically review the availability of commercially reasonable insurance coverage. If a hazard were to occur, the costs of rectifying the hazard may exceed the Company’s asset value and cause us to liquidate all of its assets.

The Company’s operations are subject to environmental regulations, which could result in additional costs and operational delays. Environmental legislation is evolving in a manner that may require stricter standards, and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that any future changes in environmental regulation will not negatively affect the Company’s projects.

The Company has no insurance for environmental problems.

Insurance against environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production, has not been available generally in the mining industry. The Company has no insurance coverage for most environmental risks. In the event of a problem, the payment of environmental liabilities and costs would reduce the funds available to us for future operations. If the Company’s is unable to full pay for the cost of remedying an environmental problem, the Company might be required to enter into an interim compliance measure pending completion of the required remedy.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

Should the Company lose the services of key executives, the Company’s financial condition and proposed expansion may be negatively impacted.

The Company depends on the continued contributions of the Company’s executive officers to work effectively as a team, to execute its business strategy and to manage its business. The loss of key personnel, or their failure to work effectively, could have a material adverse effect on its business, financial condition, and results of operations. Specifically, the Company relies on Craig Scherba, the President and Chief Executive Officer and Marc Johnson, the Chief Financial Officer.

The Company does not maintain key man life insurance. Should the Company lose any or all of their services and the Company is unable to replace their services with equally competent and experienced personnel, the Company’s operational goals and strategies may be adversely affected.

Because access to the Company’s properties may be restricted by inclement weather or proper infrastructure, its exploration programs are likely to experience delays.

Access to most of the properties underlying the Company’s claims and interests is restricted due to their remote locations and because of weather conditions. Some of the Company’s properties are only accessible by air. As a result, any attempts to visit, test, or explore the property are generally limited to those periods when weather permits such activities. These limitations can result in significant delays in exploration efforts, as well as mining and production efforts in the event that commercial amounts of minerals are found. This could cause the Company’s business to fail.

Climate change and related regulatory responses may impact the Company’s business.

Climate change as a result of emissions of greenhouse gases is a current topic of discussion and may generate government regulatory responses in the near future. It is impracticable to predict with any certainty the impact of climate change on the Company’s business or the regulatory responses to it, although the Company recognizes that they could be significant. However, it is too soon for us to predict with any certainty the ultimate impact, either directionally or quantitatively, of climate change and related regulatory responses.

To the extent that climate change increases the risk of natural disasters or other disruptive events in the areas in which the Company operates, the Company could be harmed. While the Company maintains rudimentary business recovery plans that are intended to allow us to recover from natural disasters or other events that can be disruptive to the Company’s business, its plans may not fully protect us from all such disasters or events.

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for management.

The Company’s management team needs to devote significant time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Tax risks.

Changes in tax laws or tax rulings could materially affect the Company’s financial position and results of operations. Changes to, or differing interpretations of, taxation laws or regulations in Canada, Madagascar, the United States of America, or any of the countries in which the Company’s assets or relevant contracting parties are located could result in some or all of the Company’s profits being subject to additional taxation or other tax liabilities being applicable to the Company or its subsidiaries. Taxation laws are complex, subject to differing interpretations and applications by the relevant tax authorities. In particular, the tax treatment relating to the Company’s corporate redomicile from the US to Canada is complex. There is no assurance that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on profitability, results of operations, financial condition and the trading price of the Company’s securities. Additionally, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make investments in or by the Company less attractive to counterparties. Such changes could adversely affect the Company’s ability to raise additional funding or make future investments.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

The Company may experience losses due to foreign exchange translations.

From time to time the Company holds a significant portion of cash reserves in Canadian dollars. Due to foreign exchange rate fluctuations, the value of these Canadian dollar reserves can result in translation gains or losses in U.S. dollar terms. If there was a significant decline in the Canadian dollar versus the U.S. dollar, the Company’s converted Canadian dollar cash balances presented in U.S. dollars on its balance sheet would significantly decline. If the US dollar significantly declines relative to the Canadian dollar the Company’s quoted US dollar cash position would significantly decline as it would be more expensive in US dollar terms to pay Canadian dollar expenses. The Company has not entered into derivative instruments to offset the impact of foreign exchange fluctuations. In addition, certain of the Company’s ongoing expenditures are in South African Rand, Madagascar Ariary and Euros requiring us to occasionally hold reserves of these foreign currencies with a similar risk of foreign exchange currency translation losses.

The Company’s business is subject to anti-corruption and anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licenses or permits and reputational harm.

The Company operates in certain jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. Anti-corruption and anti-bribery laws in certain jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. The Company’s corporate policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. There can be no assurance that the Company’s internal control policies and procedures always will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts committed by the Company’s affiliates, employees or agents. As such, the Company’s corporate policies and processes may not prevent all potential breaches of law or other governance practices. Violations of these laws, or allegations of such violations, could lead to civil and criminal fines and penalties, litigation, and loss of operating licenses or permits, and may damage the Company’s reputation, which could have a material adverse effect on its business, financial position and results of operations or cause the market value of the Common Shares to decline.

The Company is exposed to general economic conditions, which could have a material adverse impact on its business, operating results and financial condition.

Recently there have been adverse conditions and uncertainty in the global economy as the result of unstable global financial and credit markets, inflation, and recession. These unfavorable economic conditions and the weakness of the credit market may continue to have, an impact on the Company’s business and the Company’s financial condition. The current global macroeconomic environment may affect the Company’s ability to access the capital markets may be severely restricted at a time when the Company wishes or needs to access such markets, which could have a materially adverse impact on the Company’s flexibility to react to changing economic and business conditions or carry on operations.

The market price for the Common Shares is particularly volatile given the Company’s status as a company with a small public float, limited operating history and lack of profits which could lead to wide fluctuations in the market price for the Common Shares.

The market price for the Common Shares is characterized by significant price volatility when compared to seasoned issuers, and the Company expects that its share price will continue to be more volatile than a seasoned issuer. Such volatility is attributable to a number of factors. First, the Common Shares, at times, are thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of Common Shares by shareholders may disproportionately influence the price of those Common Shares in either direction. The price for the Common Shares could, for example, decline precipitously in the event that a large number of Common Shares are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Second, the Company is a speculative or “risky” investment due to the Company’s limited operating history, lack of profits to date and uncertainty of future market acceptance for the Company’s potential products. As a consequence, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. Many of these factors are beyond the Company’s control and may decrease the market price of the Common Shares, regardless of the Company’s performance. The Company cannot make any predictions as to what the prevailing market price for the Common Shares will be at any time or as to what effect that the sale of Common Shares or the availability of Common Shares for sale at any time will have on the prevailing market price.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

Securities of small-cap and mid-cap companies have experienced substantial volatility in the recent past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in graphite prices and demand, the U.S. dollar, the Malagasy ariary, the Canadian dollar, and the Company’s financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in its securities; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause its securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Company. Class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The Company does not intend to pay dividends in the foreseeable future.

The Company does not anticipate paying cash dividends in the foreseeable future. The Company may not have sufficient funds to legally pay dividends. Even if funds are legally available to pay dividends, the Company may nevertheless decide, in its sole discretion, not to pay dividends. The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors, and will depend upon, among other things, the results of the Company’s operations, cash flows and financial condition, operating and capital requirements, and other factors the board of directors may consider relevant. There is no assurance that the Company will pay any dividends in the future, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of critical accounting policies and estimates with the Audit Committee, which has reviewed the Company’s disclosure in this MD&A.

Accounting Policies

The condensed interim consolidated financial statements have been prepared in accordance and comply with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting principles consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as disclosed in Note 3 to the Company’s audited consolidated financial statements for the year ended June 30, 2022

Accounting Estimates

To prepare financial statements in conformity with IFRS, the Company must make estimates, judgements and assumptions concerning the future that affect the carrying values of assets and liabilities as of the date of the consolidated financial statements and the reported values of revenues and expenses during the reporting period.  By their nature, these are uncertain and actual outcomes could differ from the estimates, judgments and assumptions.  The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods. Significant accounting judgments, estimates and assumptions are reviewed on an ongoing basis. The areas involving significant judgments, estimates and assumptions have been detailed in Note 4 to the Company’s audited consolidated financial statements for the year ended June 30, 2022.

SUMMARIZED QUARTERLY DATA

	Quarter Ended
	September 30,	June 30,	March 31,	December 31,
	2022 $	2022 $	2022 $	2021 $
Revenues	-	-	-	-
Mine development expenses	224,376	138,990	25,779	22,307
Exploration and evaluation expenses	-	69,989	14,558	40,550
General and administrative expenses	652,390	450,766	602,987	456,770
Net income (loss)	(5,918,430)	(29,708,698)	(4,714,086)	(6,527,454)
Net income (loss) and comprehensive income (loss)	(5,813,100)	29,792,068	(4,651,499)	(6,832,442)
Net income (loss) per share (basic and diluted)	(0.06)	(0.30)	(0.05)	(0.07)
Working capital (deficit) surplus	(21,493,227)	(13,868,626)	(42,484,978)	(37,099,064)

	Quarter Ended
	September 30,	June 30,	March 31,	December 31,
	2021 $	2021 $	2021 $	2020 $
Revenues	-	-	-	-
Mine development expenses	(121,916)	198,886	17,586	97,361
Exploration and evaluation expenses	52,858	(5,550)	5,162	40,736
General and administrative expenses	418,769	472,883	357,069	283,586
Net income (loss)	(2,346,955)	(27,419,558)	(12,710,273)	(1,549,938)
Net income (loss) and comprehensive income (loss)	(2,111,770)	(27,284,712)	(12,708,656)	(1,552,307)
Net income (loss) per share (basic and diluted)	(0.02)	(0.32)	(0.20)	(0.03)
Working capital (deficit) surplus	(29,161,919)	(24,500,482)	(3,952,895)	(1,761,218)

QUALIFIED PERSON

Craig Scherba, P.Geo., the Company’s President and Chief Executive Officer is the Qualified Person, as defined by NI 43-101, who has reviewed and approved the technical information disclosed in this MD&A.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

Internal Control Over Financial Reporting

During the three months ended September 30, 2022, there were no changes in our internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the three months ended September 30, 2022 and 2021

As of September 30, 2022, the end of the period covered by this MD&A, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of September 30, 2022, the end of the period covered by this MD&A, we maintained effective disclosure controls and procedures

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in the COSO Internal Control – Integrated Framework (2013). Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of September 30, 2022.

OTHER INFORMATION

Additional information related to the Company, including the Company’s Annual Information Form (“AIF”), is available on the Canadian Securities Administrators’ SEDAR website at www.sedar.com or on the Company website at www.nextsourcematerials.com. Additional information relating to the Company, including the Company’s Form 20-F (“20-F), is available on the on the United States Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov.

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